UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 24, 2023 (July 23, 2023)

Compute Health Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40001	85-3449307
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

1100 North Market Street

4th Floor

Wilmington, DE 19890

(Address of principal executive offices)

(212) 829-3500

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-quarter of one Redeemable Warrant	CPUH.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share, included as part of the Units	CPUH	The New York Stock Exchange
Redeemable Warrants included as part of the Units, each exercisable for one share of Class A common stock for $11.50 per share	CPUH WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03	Material Modification to Rights of Security Holders.

The disclosure set forth below in Item 8.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.03.

Item 7.01	Regulation FD Disclosure.

On July 23, 2023, Allurion Technologies, Inc. and Compute Health Acquisition Corp. (“Compute Health”) issued a joint press release (the “Press Release”) announcing certain changes to the Warrant Amendment (as defined below). The Press Release is attached to this Current Report as Exhibit 99.1.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1.

Item 8.01	Other Events.

On July 7, 2023, Compute Health filed a definitive proxy statement (the “Proxy Statement”) with the Securities and Exchange Commission (“SEC”) that, among other things, solicits consent (the “Consent Solicitation”) from the holders of Compute Health Warrants (as defined below) to certain changes to the Warrant Agreement, dated February 4, 2021, by and between Compute Health and Continental Stock Transfer & Trust Company (the “Warrant Agreement”).

In connection with the Consent Solicitation, on July 24, 2023, Compute Health proposed to amend the Warrant Agreement (the “Warrant Amendment”) to: (i) provide that, upon the completion of the Business Combination (as defined in the Proxy Statement), each of the outstanding warrants of Compute Health, which currently entitle the holder thereof to purchase one share of Class A common stock, par value $0.0001 per share, of Compute Health at an exercise price of $11.50 per share (each, a “Compute Health Public Warrant” and, together with the warrants of Compute Health issued in a private placement that closed contemporaneously with its initial public offering (the “Compute Health Private Warrants”), the “Compute Health Warrants”), will become exercisable for 1.420455 shares of New Allurion Common Stock (as defined in the Proxy Statement) at an exercise price of $8.10 per share; (ii) provide that, upon the completion of the Business Combination, each Compute Health Public Warrant will be exchanged for 0.6125 New Allurion Public Warrants (as defined in the Proxy Statement); (iii) amend the term of the Compute Health Warrants such that they will expire seven years after the consummation of the Business Combination, or earlier upon redemption or liquidation; (iv) delete section 4.4 of the Warrant Agreement relating to adjustments of the Warrant Price (as defined in the Warrant Agreement) if Compute Health issues additional shares or equity-linked securities for capital raising purposes in connection with the closing of the Business Combination; (v) amend Sections 6.1 and 6.2 of the Warrant Agreement to provide that, subject to the terms of the Warrant Agreement, not less than all of the Compute Health Public Warrants may be redeemed for cash or for shares of common stock after a date that is ninety (90) days after the date on which Compute Health completes the initial Business Combination; and (vi) make certain adjustments to the Reference Value (as defined in the Warrant Agreement), redemption trigger price, and the table summarizing the redemption prices for the Compute Health Public Warrants as a result of the foregoing amendments to the Warrant Agreement.

A copy of the Warrant Amendment is filed with this Current Report on Form 8-K as Exhibit 4.1 and is incorporated herein by reference, and the foregoing description of the Warrant Amendment does not purport to be complete and is qualified in its entirety by reference thereto.

Important Information About the Proposed Transactions and Where to Find It

This Current Report on Form 8-K relates to a proposed business combination between Compute Health, Allurion Technologies, Inc. (“Allurion”), and Allurion Technologies Holdings, Inc. (“New Allurion”). New Allurion filed the Registration Statement on Form S-4 with the SEC, which includes a document that serves as a proxy statement and prospectus of Compute Health and New Allurion and a full description of the terms of the Business Combination Agreement and the Ancillary Documents (each as defined in the Proxy Statement) (the “Proposed Transactions”). The proxy statement/prospectus has been mailed to Compute Health’s stockholders as of July 3, 2023, the record date established for voting at the special meeting (as defined in the Proxy Statement). Compute Health and New Allurion may also file other documents regarding the Proposed Transactions with the SEC. This Current Report on Form 8-K does not contain all of the information that should be considered concerning the Proposed Transactions, including the risk factors and other disclosures set forth in Compute Health’s filings with the SEC, and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. Compute Health’s stockholders and other interested persons are advised to read the Registration Statement on Form S-4, including the proxy statement/prospectus and any amendments thereto, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transactions, as these materials will contain important information about Allurion, Compute Health and the Proposed Transactions. The Registration Statement on Form S-4, including the proxy statement/prospectus, and other documents that are filed with the SEC, once available may be obtained without charge at the SEC’s website at www.sec.gov, or by directing a written request to Compute Health Acquisition Corp., 1100 North Market Street, 4th Floor, Wilmington, Delaware 19890.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS CURRENT REPORT ON FORM 8-K, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT ON FORM 8-K. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Compute Health, Allurion, New Allurion, certain stockholders of Compute Health and certain of Compute Health’s, Allurion’s and New Allurion’s respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the stockholders of Compute Health with respect to the Proposed Transactions. A list of the names of such persons and information regarding their interests in the proposed transaction is contained in the Registration Statement on Form S-4 and proxy statement/prospectus. Stockholders, Compute Health warrantholders, potential investors and other interested persons should read the Registration Statement on Form S-4 and proxy statement/prospectus carefully before making any voting or investment decisions. Free copies of these documents may be obtained from the sources indicated above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

4.1	Warrant Amendment

99.1	Joint Press Release, dated July 23, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Compute Health Acquisition Corp.

By:	/s/ Joshua Fink
	Name:	Joshua Fink
	Title:	Co-Chief Executive Officer

Dated: July 24, 2023

Exhibit 4.1

FIRST AMENDMENT TO WARRANT AGREEMENT

Dated as of                , 2023

THIS FIRST AMENDMENT TO THE WARRANT AGREEMENT (this “Amendment”), dated as of                , 2023, is by and between Compute Health Acquisition Corp., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (in such capacity, the “Warrant Agent”).

WHEREAS, the Company and the Warrant Agent entered into that certain Warrant Agreement, dated as of February 4, 2021 (the “Original Warrant Agreement”);

WHEREAS, the Company and the Warrant Agent desire to amend the Original Warrant Agreement in accordance with Section 9.8 thereof;

WHEREAS, Section 9.8 of the Original Warrant Agreement provides that the Company may amend the Original Warrant Agreement with the vote or written consent of the Registered Holders of at least 50% of each of the then outstanding Public Warrants and Sponsor Warrants; and

WHEREAS, such requisite vote has been obtained.

NOW, THEREFORE, in consideration of the agreements set forth in this Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties hereto hereby agree as follows:

1.	Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Original Warrant Agreement.

2.	To add a new Section 3.4 immediately following Section 3.3, which shall read as follows:

Business Combination. Notwithstanding any other provision in this Agreement, upon the completion by the Company of an initial Business Combination, (i) each Public Warrant will be exchanged for 0.6125 Public Warrants of the surviving or ultimate parent entity following such initial Business Combination (“Pubco”), (ii) each Public Warrant of Pubco will be exercisable for 1.420455 shares of Common Stock of Pubco at a Warrant Price of $8.10 per share, (iii) the duration of the Warrants, as set forth in Section 3.2, shall be extended to 5:00 p.m., New York City time on the date that is seven (7) years after the date on which the Company completes its initial Business Combination and (iv) the $18.00 per share redemption trigger price described in Sections 2.6, 6.1 and 6.5 hereof will be adjusted (to the nearest cent) to be equal to $12.67 and the $18.00 per share Reference Value described in Section 3.2 will be adjusted (to the nearest cent) to be equal to $12.67.

3.	Section 4.4 of the Original Warrant Agreement is hereby deleted in its entirety and replaced with the following:

[Reserved]

4.	The first sentence of Section 4.5 of the Original Warrant Agreement is hereby deleted in its entirety and replaced with the following:

Other than in the case of an initial Business Combination referred to in Section 3.4 hereof, in the case of any reclassification or reorganization of the issued and outstanding shares of Common Stock (other than a change under Section 4.1 or Section 4.2 hereof or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of the Company with or into another corporation (other than a merger or consolidation in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event (the “Alternative Issuance”); provided, however, that (i) if the holders of the shares of Common Stock were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets constituting the Alternative Issuance for which each Warrant shall become exercisable shall be deemed to be the weighted average of the kind and amount received per share by the holders of the shares of Common Stock in such merger or consolidation that affirmatively make such election, and (ii) if a tender, exchange or redemption offer shall have been made to and accepted by the holders of the shares of Common Stock (other than a tender, exchange or redemption offer made by the Company in connection with redemption rights held by stockholders of the Company as provided for in the Company’s amended and restated certificate of incorporation or as a result of the repurchase of shares of Common Stock by the Company if a proposed initial Business Combination is presented to the stockholders of the Company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act (or any successor rule)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act (or any successor rule)) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act (or any successor rule)) more than 50% of the issued and outstanding shares of Common Stock, the holder of a Warrant shall be entitled to receive as the Alternative Issuance, the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the shares of Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in this Section 4; provided, further, that if less than 70% of the consideration receivable by the holders of the shares of Common Stock in the applicable event is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the Registered Holder properly exercises the Warrant within thirty (30) days following the public disclosure of the consummation of such applicable event by the Company pursuant to a Current Report on Form 8-K filed with the Commission, the Warrant Price shall be reduced by an amount (in dollars) equal to the difference of (i) the Warrant Price in effect prior to such reduction minus (ii) (A) the Per Share Consideration (as defined below) (but in no event less than zero) minus (B) the Black-Scholes Warrant Value (as defined below).

5.	Section 6.1 of the Original Warrant Agreement is hereby deleted in its entirety and replaced with the following:

Redemption of Warrants for Cash. Subject to Section 6.5 hereof, not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time after the date that is ninety (90) days after the date on which the Company completes its initial Business Combination during the Exercise Period, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section 6.3 below, at a Redemption Price of $0.01 per Warrant, provided that (a) the Reference Value equals or exceeds $12.67 per share (subject to adjustment in compliance with Section 4 hereof) and (b) there is an effective registration statement covering the issuance of the shares of Common Stock issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period (as defined in Section 6.3 below).

6.	Section 6.2 of the Original Warrant Agreement is hereby deleted in its entirety and replaced with the following:

Redemption of Warrants for Shares of Common Stock. Subject to Section 6.5 hereof, not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time after the date that is ninety (90) days after the date on which the Company completes its initial Business Combination during the Exercise Period, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section 6.3 below, at a Redemption Price of $0.10 per Warrant, provided that (i) the Reference Value equals or exceeds $7.04 per share (subject to adjustment in compliance with Section 4 hereof) and (ii) if the Reference Value is less than $12.67 per share (subject to adjustment in compliance with Section 4 hereof), the Sponsor Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants. During the 30-day Redemption Period in connection with a redemption pursuant to this Section 6.2, Registered Holders of the Warrants may elect to exercise their Warrants on a “cashless basis” pursuant to subsection 3.3.1 and receive a number of shares of Common Stock determined by reference to the table below, based on the Redemption Date (calculated for purposes of the table as the period to expiration of the Warrants) and the “Redemption Fair Market Value” (as such term is defined in this Section 6.2) (a “Make-Whole Exercise”). Solely for purposes of this Section 6.2, the “Redemption Fair Market Value” shall mean the volume weighted average price of the Common Stock for the ten (10) trading days immediately following the date on which notice of redemption pursuant to this Section 6.2 is sent to the Registered Holders. In connection with any redemption pursuant to this Section 6.2, the Company shall provide the Registered Holders with the Redemption Fair Market Value no later than one (1) Business Day after the ten (10) trading day period described above ends.

Redemption Date (period to expiration of the Warrants)	Redemption Fair Market Value of shares of Common Stock
	≤5.00	6.00	7.00	8.00	9.00	10.00	11.00	12.00	≥12.67
84 months	0.335	0.377	0.411	0.438	0.460	0.478	0.493	0.505	0.512
81 months	0.329	0.372	0.407	0.435	0.458	0.477	0.492	0.505	0.512
78 months	0.323	0.367	0.403	0.432	0.456	0.476	0.492	0.505	0.512
75 months	0.316	0.362	0.399	0.429	0.454	0.474	0.491	0.505	0.512
72 months	0.309	0.356	0.394	0.426	0.451	0.472	0.490	0.504	0.512
69 months	0.302	0.350	0.389	0.422	0.449	0.471	0.489	0.504	0.512
66 months	0.294	0.343	0.384	0.418	0.446	0.469	0.488	0.503	0.512
63 months	0.286	0.337	0.379	0.414	0.443	0.467	0.487	0.503	0.512
60 months	0.277	0.329	0.373	0.410	0.440	0.465	0.485	0.503	0.512
57 months	0.268	0.322	0.367	0.405	0.436	0.462	0.484	0.502	0.512
54 months	0.258	0.313	0.360	0.400	0.432	0.460	0.483	0.502	0.512
51 months	0.248	0.305	0.353	0.394	0.428	0.457	0.481	0.501	0.512
48 months	0.237	0.295	0.345	0.388	0.424	0.454	0.479	0.500	0.512
45 months	0.226	0.285	0.337	0.381	0.419	0.451	0.477	0.500	0.512
42 months	0.214	0.274	0.328	0.374	0.414	0.447	0.475	0.499	0.512
39 months	0.201	0.262	0.318	0.366	0.408	0.443	0.473	0.498	0.512
36 months	0.187	0.249	0.307	0.357	0.401	0.439	0.471	0.497	0.512
33 months	0.172	0.235	0.295	0.348	0.394	0.434	0.468	0.496	0.512
30 months	0.157	0.220	0.281	0.337	0.386	0.428	0.464	0.495	0.512
27 months	0.140	0.204	0.267	0.325	0.377	0.422	0.461	0.493	0.512
24 months	0.122	0.186	0.250	0.311	0.366	0.414	0.456	0.492	0.512
21 months	0.104	0.166	0.231	0.295	0.354	0.406	0.451	0.490	0.512
18 months	0.085	0.145	0.211	0.277	0.339	0.396	0.445	0.488	0.512
15 months	0.065	0.121	0.187	0.255	0.322	0.384	0.438	0.485	0.512
12 months	0.045	0.095	0.159	0.230	0.301	0.368	0.429	0.482	0.512
9 months	0.026	0.067	0.127	0.199	0.275	0.350	0.418	0.477	0.512
6 months	0.011	0.038	0.090	0.161	0.243	0.326	0.403	0.472	0.512
3 months	0.001	0.011	0.044	0.110	0.199	0.295	0.386	0.466	0.512
0 months	—	—	—	—	0.142	0.270	0.374	0.462	0.512

The exact Redemption Fair Market Value and Redemption Date may not be set forth in the table above, in which case, if the Redemption Fair Market Value is between two values in the table or the Redemption Date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each Warrant exercised in a Make-Whole Exercise shall be determined by a straight-line interpolation between the number of shares set forth for the higher and lower Redemption Fair Market Values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable.

The stock prices set forth in the column headings of the table above shall be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant or the Warrant Price is adjusted pursuant to Section 4 hereof. If the number of shares issuable upon exercise of a Warrant is adjusted pursuant to Section 4 hereof, the adjusted share prices in the column headings shall equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. The number of shares in the table above shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Warrant. If the Warrant Price of a warrant is adjusted pursuant to Section 4.1.2 hereof, the adjusted stock prices in the column headings shall equal the stock prices immediately prior to such adjustment less the decrease in the Warrant Price pursuant to such Warrant Price adjustment. In no event shall the number of shares issued in connection with a Make-Whole Exercise exceed 0.512 shares of Common Stock per Warrant (subject to adjustment).

7.

All references in the Original Warrant Agreement to “this Agreement”, “the Agreement”, “herein”, “hereof”, “hereunder” or words of similar import shall hereafter be deemed to refer to the Original Warrant Agreement as amended by this Amendment (except that references in the Original Agreement to the “date hereof” or words of similar import shall continue to mean February 4, 2021).

8.

This Amendment and the Original Warrant Agreement constitute the entire agreement among the parties hereto with respect to the matters set forth herein, and there are no other agreements, understandings, warranties or representations with respect to said matters.

9.	Except as expressly amended by this Amendment, the terms and provisions of the Original Agreement shall remain in full force and effect.

10.

The terms and provisions of Section 9 of the Original Warrant Agreement are incorporated herein by reference as if set forth in this Amendment in their entirety and shall apply mutatis mutandis to this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMPUTE HEALTH ACQUISITION CORP.

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, AS WARRANT AGENT

By:
Name:
Title:

[Signature Page to First Amendment to Warrant Agreement]

6

Exhibit 99.1

Allurion Technologies, Inc. and Compute Health Acquisition Corp. Announce Updated Terms to Warrant Agreement Amendment

Warrant Holder Meeting to Take Place on July 25, 2023 as Previously Announced

All Compute Health Acquisition Corp. Stockholders Encouraged to Vote “FOR” all Proposals to be Presented at the Warrant Holder Meeting

NATICK, Mass. and Wilmington, DE – July 23, 2023 – Allurion Technologies, Inc. (“Allurion”), a company dedicated to ending obesity, and Compute Health Acquisition Corp. (“Compute Health”) (NYSE: CPUH) today announced updated terms to the warrant agreement (the “Warrant Agreement”) that governs the outstanding warrants of Compute Health.

Subject to the approval of the warrant holders of Compute Health, which will be sought at the Warrant Holder Meeting (as defined below), the Warrant Agreement terms will be amended to: (i) provide that, upon the completion of the Business Combination between Compute Health and Allurion Technologies, Inc. (the “Business Combination”), each of the outstanding warrants of Compute Health, which currently entitle the holder thereof to purchase one share of Class A common stock, par value $0.0001 per share, of Compute Health at an exercise price of $11.50 per share (each, a “Compute Health Public Warrant” and, together with the warrants of Compute Health issued in a private placement that closed contemporaneously with its initial public offering (the “Compute Health Private Warrants”), the “Compute Health Warrants”), will become exercisable for 1.420455 shares of Pubco (as defined below) at an exercise price of $8.10 per share; (ii) provide that, upon the completion of the Business Combination, each Compute Health Public Warrant will be exchanged for 0.6125 Pubco Public Warrants; (iii) amend the term of the Compute Health Warrants such that they will expire seven years after the consummation of the Business Combination, or earlier upon redemption or liquidation; (iv) delete section 4.4 of the Warrant Agreement relating to adjustments of the Warrant Price (as defined in the Warrant Agreement) if Compute Health issues additional shares or equity-linked securities for capital raising purposes in connection with the closing of the Business Combination; (v) amend Sections 6.1 and 6.2 of the Warrant Agreement to provide that, subject to the terms of the Warrant Agreement, not less than all of the Compute Health Public Warrants may be redeemed for cash or for shares of common stock after a date that is ninety (90) days after the date on which Compute Health completes the initial Business Combination; and (vi) make certain adjustments to the Reference Value (as defined in the Warrant Agreement), redemption trigger price, and the table summarizing the redemption prices for the Compute Health Public Warrants as a result of the foregoing amendments to the Warrant Agreement.

As previously announced, Compute Health has scheduled a meeting for July 25, 2023 for warrant holders of Compute Health to approve the proposed amendments to the Warrant Agreement (the “Warrant Holder Meeting”).

Following the closing of the Business Combination, Allurion Technologies Holdings, Inc., a wholly-owned subsidiary of Allurion and the surviving corporation following the consummation of the Business Combination (“Pubco”), is expected to be listed on the New York Stock Exchange under the name “Allurion Technologies, Inc.,” with its common stock and public warrants trading under the new ticker symbols “ALUR” and “ALUR WS,” respectively.

Your vote FOR all proposals to be presented at the Warrant Holder Meeting is important, no matter how many or how few Compute Health shares or warrants you own. If you have any questions or need assistance voting, please contact Morrow Sodali, Compute Health’s proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400.

About Allurion

Allurion is dedicated to ending obesity. The Allurion Program is a weight loss platform that combines the Allurion Gastric Balloon, the world’s first and only swallowable, procedure-less gastric balloon for weight loss, the Allurion Virtual Care Suite including the Allurion Mobile App for consumers, Allurion Insights for health care providers featuring the Iris AI Platform, and the Allurion Connected Scale and Health Tracker devices. The Allurion Virtual Care Suite is also available to providers separately from the Allurion Program to help customize, monitor and manage weight loss therapy for patients regardless of their treatment plan: gastric balloon, surgical, medical or nutritional.

For more information about Allurion and the Allurion Virtual Care Suite, please visit www.allurion.com. Allurion is a trademark of Allurion Technologies, Inc. in the United States and countries around the world.

About Compute Health

Compute Health (NYSE: CPUH) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Compute Health is led by the management team of Omar Ishrak, Jean Nehmé and Joshua Fink. Compute Health’s strategy is to focus on healthcare businesses that are already leveraging or have the potential to leverage computational power, with an emphasis on companies in the medical device space, including imaging and robotics.

For more information about Compute Health please visit www.compute-health.com.

Important Information About the Proposed Transaction and Where to Find It

This press release relates to the Business Combination among Allurion, Compute Health and Pubco. Pubco has filed the Registration Statement with the SEC, which includes a document that serves as a proxy statement and prospectus of Compute Health and Pubco (the “proxy statement/prospectus”) and a full description of the terms of the Business Combination. The Registration Statement has been declared effective by the SEC and the proxy statement/prospectus has been mailed to Compute Health’s stockholders and warrantholders of record as of the close of business on July 3, 2023, the record date established for voting at the Compute Health Special Meeting and Warrant Holder Meeting relating to the Business Combination. Compute Health and Pubco may also file other documents regarding the Business Combination with the SEC. This press release does not contain all of the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Compute Health’s stockholders, warrantholders and other interested persons are advised to read the Registration Statement and proxy statement/prospectus and any amendments or supplements thereto, and all other relevant documents filed or that will be filed in connection with the Business Combination, as these materials contain (or will contain) important information about Allurion, Compute Health, Pubco and the Business Combination. The Registration Statement and the proxy statement/prospectus and other documents that are filed with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, or by directing a written request to Compute Health, 1100 N Market Street 4th Floor, Wilmington, DE 19890.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE OR PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Compute Health, Allurion, Pubco, certain stockholders of Compute Health, and certain of Compute Health’s, Allurion’s and Pubco’s respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the stockholders and warrantholders of Compute Health with respect to the Business Combination. A list of the names of such persons and information regarding their interests in the Business Combination is contained in the Registration Statement and proxy statement/prospectus. Stockholders, warrantholders, potential investors and other interested persons should read the Registration Statement and proxy statement/prospectus carefully before making any voting or investment decisions. Free copies of these documents may be obtained from the sources indicated above.

Forward-looking Statements

This press release contains certain “forward-looking statements” within the meaning of the federal U.S. securities laws with respect to Compute Health, Allurion, Pubco and the Business Combination among them, the benefits of the Business Combination, the amount of cash the Business Combination will provide Pubco, the anticipated timing of the Business Combination, the services and markets of Allurion, the expectations regarding future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities, future plans and intentions, results, level of activities, performance, goals or achievements or other future events. These forward-looking statements generally are identified by words such as “anticipate,” “believe,” “expect,” “may,” “could,” “will,” “potential,” “intend,” “estimate,” “should,” “plan,” “predict,” or the negative or other variations of such statements. They reflect the current beliefs and assumptions of Compute Health’s management and Allurion’s management and are based on the information currently available to Compute Health’s management and Allurion’s management. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Compute Health’s securities; (ii) the risk that the Business Combination may not be completed by Compute Health’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Compute Health; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including, but not limited to, the approval of the business combination agreement by the stockholders of Compute Health and the stockholders of Allurion, the satisfaction of the minimum cash amount and the receipt of certain governmental and regulatory approvals; (iv) changes to the proposed structure of the Business Combination that may be required, or considered appropriate, as a result of applicable laws or regulations; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the ability to complete the contemplated PIPE investment, the senior secured term loan, the committed equity facility and the RTW Investments synthetic royalty financing in connection with the Business Combination; (vii) Pubco’s ability to acquire sufficient sources of funding if and when needed; (viii) the effect of the announcement or pendency of the Business Combination on Allurion’s business relationships, operating results and business generally; (ix) risks that the Business Combination disrupts current plans and operations of Allurion; (x) the ability of Pubco to implement business plans, forecasts and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; (xi) significant risks, assumptions, estimates and uncertainties related to the projected financial information with respect to Allurion; (xii) the outcome of any legal proceedings that may be instituted against Allurion, Pubco or Compute Health following the announcement of the business combination agreement or the Business Combination; (xiii) Allurion’s ability to commercialize current and future products and services and create sufficient demand among health care providers and patients; (xiv) Allurion’s ability to successfully complete current and future preclinical studies and clinical trials of the Allurion Balloon and any other future product candidates; (xv) Allurion’s ability to obtain market acceptance of the Allurion Balloon as safe and effective; (xvi) Allurion’s ability to cost-effectively sell existing and future products through existing distribution arrangements with distributors and/or successfully adopt a direct sales force as part of a hybrid sales model that includes both distributors and a direct sales effort; (xvii) Allurion’s ability to obtain regulatory approval or clearance in the U.S. and certain non-U.S. jurisdictions for current and future products and maintain previously obtained approvals and/or clearances in those jurisdictions where Allurion’s products and services are currently offered; (xviii) Allurion’s ability to accurately forecast customer demand and manufacture sufficient quantities of product that patients and health care providers request; (xix) Allurion’s ability to successfully compete in the highly competitive and rapidly changing regulated industries in which Allurion operates, and effectively address changes in such industries, including changes in competitors’ products and services and changes in the laws and regulations that affect Allurion; (xx) Allurion’s ability to successfully manage future growth and any future international expansion of Allurion’s business and navigate the risks associated with doing business internationally; (xxi) Allurion’s ability to obtain and maintain intellectual property protection for its products and technologies and acquire or license intellectual property from third parties; (xxii) the ability of Pubco to retain key executives; (xxiii) the ability to obtain and maintain the listing of Pubco’s securities on a national securities exchange; (xxiv) Allurion’s ability to properly train physicians in the use of the Allurion Gastric Balloon and other services it offers in its practices; (xxv) the risk of downturns in the market and Allurion’s industry including, but not limited to, as a result of the COVID-19 pandemic; (xxvi) fees, costs and expenses related to the Business Combination; (xxvii) the risk that the parties to the Medtronic collaboration agreement will not achieve the expected benefits, incremental revenue and opportunities from such arrangement; (xxviii) the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated redemptions by Compute Health’s public stockholders; and (xxix) sanctions against Russia, reductions in consumer confidence, heightened inflation, production disruptions in Europe, cyber disruptions or attacks, higher natural gas costs, higher manufacturing costs and higher supply chain costs. The foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Compute Health’s Annual Report on Form 10-K for the year ended December 31, 2022 and the proxy statement/prospectus contained in the Registration Statement (333-271862), and other documents filed by Compute Health and Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made, and none of Allurion, Pubco or Compute Health assume any obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements. None of Compute Health, Allurion or Pubco gives any assurance that Compute Health or Allurion, or Pubco, will achieve its expectations.

Non-solicitation

This press release and the information contained herein is not a proxy statement/prospectus or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination or any other matter and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Compute Health, Allurion, or Pubco, or a solicitation of any vote or approval, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Media Contact

Erik Milster

SeriesM PR

508.740.6125

emilster@seriesmpr.com

Investor Contact

Mike Cavanaugh, Investor Relations

ICR Westwicke

(617) 877-9641

mike.cavanaugh@westwicke.com